

October 31, 2011

<u>Via E-mail</u>
Mr. Yulu Bai
Chief Executive Officer
Silvan Industries, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

> **Re:** **Silvan Industries, Inc. (f/k/a China Forestry Industry Group, Inc.)**
> **Form 8-K**
> **Filed November 5, 2010**
> **File No. 0-52843**

Dear Mr. Bai:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (202) 663-8007</u>
        Qixiang Sun, Esq.
        Pillsbury Winthrop Shaw Pittman LLP